EXHIBIT 99.2
PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the quarter ended March 31, 2014 and the audited consolidated financial statements for the year ended December 31, 2013, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. This MD&A is prepared as of May 14, 2014 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

1st Quarter Highlights and Significant Events

•
On February 20, 2014, we announced a private placement (the “Offering”) with a syndicate of agents for 568,182 Investment Tax Credit flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 Canadian Exploration Expense flow-through common shares of Pretivm (the “CEE Flow-Through Shares”) at a price of $8.05 per share for aggregate gross proceeds of $20 million.  The agents were granted an option (the “Agent’s Option”) to purchase, or arrange for substituted purchasers, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing.

•
In March 2014, we announced the increase of the Agent’s Option by 248,448 CEE Flow-Through Shares and the exercise of the Agent’s Option in full and closed the Offering in three tranches for gross proceeds of approximately $28 million.

•
On March 10, 2014, we announced the appointment of James A. Currie as our Chief Operating Officer who will lead the development of the high-grade gold Brucejack Project into production as an underground mine and the promotion of Joseph J. Ovsenek, Chief Development Officer, to Executive Vice President.

•
On April 16 2014, we announced, among other things, that we expected to file our Environmental Assessment Certificate application (“EAC application”) this quarter once we receive the final Application Information Requirements from the British Columbia Environmental Assessment Office (“BCEAO”) and that the 1,000 tonnes of bagged material from the 2013 Valley of the Kings exploration program was processed at the Contact Mill in Montana and produced gravity and flotation concentrates containing approximately 3,120 ounces of gold, with final gold production subject to remaining assays and final establishment of weights and assays and settlement.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 12 mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 104,000 hectares.

Project Permitting

We submitted the Project Description for the Brucejack Project in December 2012 to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”).  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

The BCEAO issued a Section 10 order in February 2013 in respect of the environmental assessment certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process.  In May 2013, the CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project.  In September 2013, we held a working group meeting and hosted a site visit with provincial and federal government agencies, First Nations and community representatives.  In late November, we held public meetings in five communities in northwest British Columbia.

On May 2, 2014, we received a copy of the approved Application Information Requirements from the BCEAO.  We are now reviewing and finalizing our EAC application and expect to file it with the BCEAO this quarter.  Once filed, the application will be evaluated for completeness over a 30-day period by BCEAO with the involvement of a working group including representatives of First Nations and local governments and other government agencies.  Once the application has been accepted, the BCEAO has a maximum of 180 days to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.

Operations - continued

In coordination with the provincial permitting process, CEAA will review the EIS, which we will submit concurrently with the provincial EAC application.  Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2013 exploration program, was completed by Snowden Mining Industry Consultants (see the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on SEDAR on February 2, 2014).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

The June 2013 Feasibility Study described below will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Feasibility Study

On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 11, 2013).  The Feasibility Study was filed on www.sedar.com on June 26, 2013.  Valley of the Kings Probable Mineral Reserves are 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne).  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.7 billion, with an internal rate of return of 42.9%. The Feasibility Study contemplates average annual production for the first 10 years of 425,700 ounces of gold and for the 22 year life of mine 321,500 ounces of gold, an estimated capital cost, including contingencies, of US$663.5 million and an average processing rate of 2,700 tonnes/day with operating costs of C$156.46 per tonne milled.

The June 2013 Feasibility Study is based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The June 2013 Feasibility Study will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Operations - continued

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the June 2013 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at June 6, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).
(2)NPV is discounted to the beginning of 2013.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals
(4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Table 3: West Zone Mineral Reserve Estimate(5)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above..

Operations - continued

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 22-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver.  A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals
(7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$64.4 million.  Capital costs are summarized in Table 5 below.

Operations - continued

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$156.46 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense, and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253.0
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Operations - continued

Amended Feasibility Study

The June 2013 Feasibility Study is currently being amended based on the Valley of the Kings December 2013 Mineral Resource estimate using base case metal prices of $1,100 per ounce gold and $17 per ounce silver and a Canadian:U.S. Dollar exchange rate of 0.92.

As part of the amendment, we have carried out various trade-off studies to manage capital costs, including staged development of the Brucejack Project.  The trade-off study on the staged development of the Brucejack has been completed and has shown a nominal difference in capital cost.  Accordingly, the amendment to the June 2013 Feasibility Study will be advanced at a production rate of 2,700 tonnes per day as previously planned.

2014 Exploration Program

The 2014 exploration program at Brucejack has been planned with a focus on continued resource definition in the Valley of the Kings and includes 15,000 meters of underground infill and step-out drilling to the east and west.  The design of an access ramp from the 1345-meter level access ramp to the 1260-meter level has been finalized and a drill has been mobilized to site.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Operations - continued

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 104,000 hectares (256,989 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated.  Our significant accounting policies are outlined in Note 3 in the notes to our audited consolidated financial statement for the year ended December 31, 2013.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2014 Q1		2013 Q4		2013 Q3		2013 Q2		2013 Q1		2012 Q4		2012 Q3		2012 Q2
Total revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.02		$0.04		$0.03		$0.04		$0.05		$0.05		$0.03		$0.04
Loss and comprehensive loss		$2,377		$5,006		$2,591		$4,256		$4,731		$4,095		$3,213		$3,437
Total assets		$746,736		$726,261		$731,775		$702,571		$667,049		$647,472		$638,810		$618,965
Long-term liabilities		$19,228		$19,836		$16,853		$15,943		$13,076		$10,780		$9,586		$6,163
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$24,706		$11,575		$30,564		$33,312		$20,764		$28,992		$52,859		$73,868
Mineral interests		$704,021		$696,790		$674,869		$645,878		$621,315		$596,159		$565,522		$531,924

Selected Financial Information - continued

Net loss and comprehensive loss for the period ended March 31, 2014 was $2,376,996 compared to a loss of $4,731,080 during the quarter ended March 31, 2013.  The decrease is largely attributed to the decrease in stock option expense to $855,734 in the first quarter of 2014 compared to $1,704,692 in the first quarter of 2013 which is affected by the reduced number of options granted in 2014 and by the timing of stock option grants valued by the Black Scholes model.  We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.

Investor relations and shareholder communication costs for the quarter ended March 31, 2014 were $256,552 and remained consistent with the costs incurred for the quarter ended March 31, 2013 of $221,402.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

Professional fees were $490,811 for the first quarter of 2014 compared to $75,354 for the first quarter of 2013.  We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and United States District Court for the Southern District of New York.  For details on the class action lawsuits, we direct your attention below to the section titled “Commitments, Contingencies and Off-Balance Sheet Arrangements”.

We earned interest income on our cash balance for the quarter ended March 31, 2014 of $37,174 compared to $85,790 for the quarter ended March 31, 2013.

During the quarter, we recorded an income tax recovery of $197,787, as compared to an income tax expense of $1,817,091 for the quarter ended March 31, 2013.  The difference is related to the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

In the first quarter of 2014, we closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million.

The proceeds of the private placement will be used to advance exploration activities in the Valley of the Kings related to mine plan optimization and new exploration targets.

Liquidity and Capital Resources

Our cash and cash equivalents as at March 31, 2014 totaled $24,706,016 increasing $13,130,926 from $11,575,090 at December 31, 2013. To date, our source of funding has been the issuance of equity securities for cash.

Selected Financial Information - continued

Our working capital for the first quarter of 2014 was $28,133,744 as compared to $22,531,906 for the first quarter of 2013. Working capital items other than cash and cash equivalents consisted of receivables and other of $8,523,101 (2013- $17,688,484), comprised primarily of $532,863 (2013 - $3,872,794) of Harmonized Sales Tax refunds and $7,729,690 (2013 - $13,815,690) accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC, accounts payable and accrued liabilities of $3,452,425 (2013 - $14,816,672), flow-through share premium of $1,642,948 (2013 - $921,200) and property payment of $Nil (2013 - $400,000).

During the quarter, we completed a private placement of flow-through shares for gross proceeds of $28 million.  With our recent financing, current working capital, and pending gold sale receipts from the bulk sample program and the additional 1,000 tonnes of production, we believe we will have sufficient funds for updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Cash used in investing activities in the three months ended March 31, 2014 was $11,732,032 (2013 - $25,918,760), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $14,859,582 (2013 - $24,386,766). Exploration and evaluation activities included $2,311,928 in engineering and permitting costs, $1,782,445 in underground mining costs, $961,831 for temporary road and bridges, $840,571 in drilling, and $1,023,669 for fuel, equipment rental and transportation.  Other investing activities included $43,690 (2013 - $1,485,994) to acquire exploration software and machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations, except for interest income from our cash and cash equivalents, and so we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).  The plaintiffs seek certification of the actions as class actions on behalf of a class of persons, wherever they reside, who acquired our securities commencing on November 20, 2012 (in the case of the Tahzibi Action) or November 22, 2012 (in the case of the Wong Action) and ending on October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada from November 20, 2012 through October 22, 2013 contained misrepresentations or omissions regarding our Brucejack Project, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well as pre- and post-judgment interest and costs.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging we violated the United States securities laws by misrepresenting or failing to disclose material information concerning our Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG).  The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,”  which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired our shares between November 20, 2012 and October 21, 2013.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defenses.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard resulted in Silver Standard owning 17.5% of our issued shares at May 14, 2014.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Executive Vice President (the “CDO”), Chief Exploration Officer and Vice President (the “CExO”) and Chief Operating Officer and Vice President (the “COO”).  Under the employment agreements: our CEO receives a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; our CDO receives a base salary of $350,000 per year, benefits and an annual bonus determined at the discretion of our Board; and our CExO and COO each receive a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO, CExO, and COO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2013. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets. Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

Critical Accounting Estimates - continued

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of March 31, 2014.

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At March 31, 2014, we had recognized an amount for decommissioning obligations.  However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

There were no new accounting standards or pronouncements that had a material impact on our statements.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents, amounts receivable and restricted cash.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Instruments and Other Instruments - continued

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at March 31, 2014, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Outstanding Share Data

At May 14, 2014, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	108,476,377
Share purchase options	10,201,950	$5.85 - $17.46	2.78
Fully diluted	118,678,327

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Annual Information Form dated March 31, 2014 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2014 that has materially affected, or is reasonable likely to affect our internal control over financial reporting.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Statement Regarding Forward-Looking Information - continued

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	development of our Brucejack Project;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on our Brucejack Project for our future operating revenue;
•	our mineral reserve and resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	market events and general economic conditions;
•	availability of suitable, or damage to, existing infrastructure.
•	governmental regulations, including environmental regulations;

Statement Regarding Forward-Looking Information - continued

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	land reclamation requirements;
•	uncertainties related to title to our mineral properties and surface rights;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang;
•	uncertainty as to the outcome of legal proceedings;
•	uncertainty as to the outcome of certain class action proceedings in the U.S. and Canada;
•	future sales or issuances of our equity securities; and
•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those risks identified in our Annual Information Form dated March 31, 2014 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.